Exhibit 12.6

Illinois Power Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
Net income from continuing operations	$18,729	$79,520
Add- Taxes based on income	12,505	53,070

Net income before income taxes	31,234	132,590
Add- fixed charges:
Interest on short-term and long-term debt (a)	22,588	95,535
Estimated interest cost within rental expense	375	1,615
Amortization of net debt premium, discount, and expenses	934	4,209

Total fixed charges	23,897	101,359

Earnings available for fixed charges	55,131	233,949

Ratio of earnings to fixed charges	2.30	2.30

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	574	2,294
Adjustment to pretax basis	383	1,531

	957	3,825

Combined fixed charges and preferred stock dividend requirements	$24,854	$105,184

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.21	2.22

(a)	Includes interest expense related uncertain tax provisions.